UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c)

THEREUNDER

AURORA CANNABIS INC.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Aurora Cannabis Inc.

(Name of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

05156X850

(CUSIP Number of Class of Securities)

Nathalie Clark

Executive Vice President, General Counsel & Corporate Secretary

Aurora Cannabis Inc.

2207 90B St. SW

Edmonton, Alberta T6X 1V8

Canada

+1 (855) 279-4652

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Adam M. Givertz Christian G. Kurtz Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

This Amendment No. 4 to Schedule 14D-9F (the “Fourth Amended Schedule 14D-9F”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F (as amended, the “Original Schedule 14D-9F”) initially filed with the U.S. Securities and Exchange Commission on September 2, 2026 by Aurora Cannabis Inc. (“Aurora”) and amended on September 14, 2026, September 24, 2026 and October 6, 2026.

On October 6, 2026, Aurora issued a news release, a copy of which is being furnished as Exhibit 1.8 to this Fourth Amended Schedule 14D-9F.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Directors’ Circular of Aurora Cannabis Inc., dated September 1, 2026 (the “Directors’ Circular”), previously filed as Exhibit 1.1 to the Original Schedule 14D-9F.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on the cover page of the Directors’ Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release dated October 6, 2026

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Aurora Cannabis Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

In connection with this Schedule 14D-9F/A, Aurora Cannabis Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D–9F/A or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2026

AURORA CANNABIS INC.

By:	/s/ Miguel Martin
Name:	Miguel Martin
Title:	Chief Executive Officer and Executive Chairman

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Directors’ Circular of Aurora Cannabis Inc. dated September 1, 2026
1.2*	News release dated August 19, 2026
1.3*	News release dated August 24, 2026
1.4*	News release dated September 2, 2026
1.5*	News release dated September 14, 2026
1.6*	News release dated September 23, 2026
1.7*	News release dated October 5, 2026
1.8	News release dated October 6, 2026

* Previously filed.